Mail Stop 4561

June 9, 2006

J. Christopher Donahue
President and Chief Executive Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, Pennsylvania 15222
Via Mail and Facsimile (412) 288-7795

Re: Federated Investors, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
File No. 001-14818

Dear Mr. Donahue:

We have reviewed your letter filed on June 2, 2006 and have the following comment.

Form 10-K for the Fiscal Year ended December 31, 2005

Exhibit 13.01 Selected Portions of 2005 Annual Report to Shareholders

Consolidated Financial Statements

Consolidated Statements of Income

1. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief